UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-1000

Sparton Corporation 401(k) Plan

(Exact name of registrant as specified in its charter)

425 N. Martingale Road, Suite 1000,

Schaumburg, Illinois 60173

(847) 762-5800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests in Sparton Corporation 401(k) Plan, par value $1.25 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

* On March 4, 2019, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 11, 2018 by and among Sparton, Striker Parent 2018, LLC (“Parent”), a Delaware limited liability company and affiliate of Cerberus Capital Management, L.P. (“Cerberus”), and Striker Merger Sub 2018, Inc., an Ohio corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Sparton Corporation (the “Merger”) with Sparton Corporation surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, all shares of common stock of Sparton Corporation, par value $1.25 per share, held under the Sparton Corporation 401(k) Plan (the “Plan”) have been cancelled and converted into the right to receive a cash payment.

In light of the foregoing, on March 5, 2019, Post-Effective Amendment No. 1 to Form S-8 Registration Statement No. 333-156388 was filed with the Securities and Exchange Commission to remove from registration any and all securities of Sparton Corporation registered but unsold, which were offered under the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Sparton Corporation 401(K) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SPARTON CORPORATION 401(K) PLAN

Date: March 15, 2019	By:	/s/ Joseph G. McCormack
	Name:	Joseph G. McCormack
	Title:	Plan Administrator